SEC
Mail Processing
Section

SEP 25 2012

Washington DC
403


SECU 12062625 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/30/2011 (MM/DD/YY) AND ENDING 7/27/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Diagonal Road
(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Mann 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

111 Rockville Pike, #600, Rockville (Address) (City) MD (State) 20850 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, as of July 27, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts.



Signature

President

Title



NAJMIA SAMEY
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JUNE 30, 2016
COMMISSION # 295077



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Footnotes

x (p) Statement of Cash Flows

Financial Statements
For the 52 Week
Periods Ended
July 27, 2012 and
July 29, 2011

First Georgetown Securities, Inc.



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

First Georgetown Securities, Inc.

Contents



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying statements of financial condition of ***First Georgetown Securities, Inc.***, a Delaware corporation, as of July 27, 2012 and July 29, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the 52 week periods then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***First Georgetown Securities, Inc.*** (Company). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***First Georgetown Securities, Inc.*** as of July 27, 2012 and July 29, 2011, and the results of its operations and its cash flows for the 52 week periods then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Rockville, Maryland
September 24, 2012

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240.403.3700 | F 240.403.3701 | dhgllp.com

First Georgetown Securities, Inc.

Statements of Financial Condition

July 27, 2012 and July 29, 2011	2012	2011
Assets		
Current assets		
Cash and cash equivalents	$ 21,905	$ 10,750
Accounts receivable - broker and dealer	67,793	81,099
Trading securities owned at fair value	294,192	276,314
Deferred income taxes	210	570
Employee advances	-	1,453
Prepaid expenses	4,080	3,683
Total current assets	388,180	373,869
Property and equipment - net	3,366	5,707
	$ 391,546	$ 379,576
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$ 11,985	$ 16,798
Accrued payroll and commissions	5,208	22,949
Retirement plan contribution payable	49,646	104,266
Accrued vacation	1,002	2,716
Payroll taxes withheld and accrued	27,573	7,961
Deferred advisory fees	72,084	-
Income taxes payable	7,668	7,785
Deferred income taxes	566	566
Total current liabilities	175,732	163,041
Stockholder's equity		
Common stock, $.01 par value 25,000 shares authorized, issued and outstanding	250	250
Additional paid-in capital	546,667	546,667
Accumulated deficit	(331,103)	(330,382)
	215,814	216,535
	$ 391,546	$ 379,576

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statements of Operations

52 Week Periods Ended July 27, 2012 and July 29, 2011	2012	2011
Revenue		
Commissions	$ 526,829	$ 595,173
Interest	54,803	39,549
Advisory fees	441,378	460,436
Trading income	41,863	40,887
Dividends	24	50
Miscellaneous Income	-	42,137
Total revenue	1,064,897	1,178,232
Operating expenses		
Employee compensation and benefits	547,091	650,998
Floor brokerage and ticket charges	189,664	185,899
Other operating expenses	274,620	283,883
Taxes other than income	31,637	32,482
Communciations	14,417	12,488
Total operating expenses	1,057,429	1,165,750
Income before income taxes	7,468	12,482
Income taxes	8,189	8,209
Net income (loss)	$ (721)	$ 4,273

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statement of Changes in Stockholder's Equity

52 Week Periods Ended July 27, 2012 and July 29, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - July 30, 2010	$ 250	$ 546,667	$ (334,655)	$ 212,262
Net income	-	-	4,273	4,273
Balance - July 29, 2011	$ 250	$ 546,667	$ (330,382)	$ 216,535
Net loss	-	-	(721)	(721)
Balance - July 27, 2012	$ 250	$ 546,667	$ (331,103)	$ 215,814

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statements of Cash Flows

52 Week Periods Ended July 27, 2012 and July 29, 2011	2012	2011
Cash flows from operating activities		
Net income (loss)	$ (721)	$ 4,273
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	2,341	2,696
Bad debt recovery	-	(41,762)
Deferred taxes	360	290
Change in:		
Accounts receivable - broker and dealer - gross	13,306	24,865
Trading securities owned at fair value	(17,878)	(51,077)
Employee advances	1,453	(1,453)
Prepaid expenses	(397)	11
Accounts payable	(4,813)	7,650
Accrued payroll and commissions	(17,741)	1,489
Retirement plan contribution payable	(54,620)	52,496
Accrued vacation	(1,714)	(456)
Payroll taxes withheld and accrued	19,612	5,465
Deferred advisory fees	72,084	-
Income taxes payable	(117)	1,850
Net change in cash and cash equivalents	11,155	6,337
Cash and cash equivalents - beginning of year	10,750	4,413
Cash and cash equivalents - end of year	$ 21,905	$ 10,750
Supplemental disclosure of cash flow information		
Income taxes paid	$ 7,785	$ 6,359

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

First Georgetown Securities, Inc. (Company), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts for the Company. The Company's fiscal year ends on the last Friday of July.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America (GAAP) applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents consist of highly liquid investments with an initial maturity of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable - Broker and Dealer

Accounts receivable - broker and dealer represent receivables due from the clearing broker, National Financial Services, LLC. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. No allowance was deemed necessary as of July 27, 2012 or July 29, 2011. Management of the Company periodically reviews the collectibility of accounts receivable, and those accounts that are considered not collectible are written off as bad debts. During the period ending July 27, 2012 and July 29, 2011, the Company wrote off $178 and $1,117, respectively, in accounts receivable.

Trading Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value.

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and

equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statement of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on accelerated methods for income tax purposes.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense was $1,894 and $2,974 for July 27, 2012 and July 29, 2011, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of depreciation and accrued vacation pay which is recognized for financial statement reporting but is deferred for tax purposes. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of July 27, 2012 and July 29, 2011, respectively. Interest and penalties, if any, are reflected in income tax expense in the accompanying statements of income. Fiscal years ending on or after July 31, 2009 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 24, 2012, the date the financial statements were available to be issued.

3. Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1: Observable inputs such as quoted prices in active markets.
- Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: Unobservable inputs about which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include common stocks.

Level 2 investment securities include money market accounts for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's assets accounted for fair value on a recurring basis as of July 27, 2012 and July 29, 2011:

	Assets at Fair Value as of July 27, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Money market funds	$ -	$ 294,093	$ -	$ 294,093
Mutual funds	4	-	-	4
Common stocks	95	-	-	95
Total assets at fair value	$ 99	$ 294,093	$ -	$ 294,192

	Assets at Fair Value as of July 29, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Money market funds	$ -	$ 276,233	$ -	$ 276,233
Common stocks	81	-	-	81
Total assets at fair value	$ 81	$ 276,233	$ -	$ 276,314

5. Property and Equipment

Major classes of property and equipment consisted of the following at July 27, 2012 and July 29, 2011:

	Estimated Useful Life	2012	2011
Furniture and fixtures	5-7 years	$ 65,733	$ 65,733
Leasehold improvements	5 years	7,935	7,935
		73,668	73,668
Accumulated depreciation		(70,302)	(67,961)
		$ 3,366	$ 5,707

Total depreciation expense was $2,341 and $2,696 for 2012 and 2011, respectively.

6. Net Capital Requirements

Pursuant to the net capital requirements under the Securities Exchange Act of 1934 of Rule 15c3-1, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain a minimum net capital of $100,000. On July 27, 2012 and July 29, 2011, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $198,907 and $198,153, respectively, and the ratio of aggregate indebtedness to net capital was .88 and .82 to 1, respectively. Net capital in excess of minimum requirements was $98,907 and $98,153 as of July 27, 2012 and July 29, 2011, respectively.

7. Accumulated Deficit

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was First Georgetown Securities, Inc. As a result of this merger, a deficit was created in the stockholder's equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

8. Income Taxes

The provision for income taxes consists of the following:

	2012	2011
Current federal income taxes	$ 5,798	$ 5,596
Current state income taxes	2,229	2,323
Deferred federal income tax liability (benefit)	102	207
Deferred state income tax liability (benefit)	60	83
	$ 8,189	$ 8,209

Deferred income tax assets as of July 27, 2012 and July 29, 2011 is as follows:

	2012	2011
Accrued vacation	$ 210	$ 570

Deferred income tax liability as of July 27, 2012 and July 29, 2011 is as follows:

	2012	2011
Accumulated depreciation	$ 566	$ 566

9. Operating Leases

The Company leases office space and four automobiles under long-term lease agreements, which are classified as operating leases. The car leases expire between 2013 and 2014 and the office space lease expires in January 2014. The office space lease contains escalation clauses for operating expenses. The Company's rent expense for office space was $86,122 and $81,337 for 2012 and 2011, respectively.

The following is a schedule of future minimum rental payments required under the above leases for years ending the last Friday in July:

2013	$ 96,083
2014	49,499
	$ 145,582

10. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (Plan) that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the plan are limited to 10.25% of employees' eligible compensation for the 52 week period ended July 27, 2012 and 25% for the 52 week period ended July 29, 2011. The Company elected to make contributions of $49,646 and $104,266 for July 29, 2012 and July 29, 2011, respectively.

* * * * *



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying financial statements of ***First Georgetown Securities, Inc.*** as of and for the 52 week period ended July 27, 2012, and have issued our report thereon dated September 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Dixon Hughes Goodman LLP

Rockville, Maryland
September 24, 2012

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240.403.3700 | F 240.403.3701 | dhgllp.com

First Georgetown Securities, Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

July 29, 2011

Stockholder's equity		
Stockholder's equity qualified for net capital	$	215,814
Nonallowable assets and miscellaneous capital charges		
Petty cash		300
Prepaid expenses		4,080
Property and equipment		3,366
Accounts receivable		2,910
Deferred tax asset		210
Reserve for unsecured debt		121
Trading and investment securities		5,920
		16,907
Net capital	$	198,907
Amounts included in total liabilities which represent aggregate indebtedness	$	175,166
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirements	$	98,907
Ratio of aggregate indebtedness to net capital		.88 to 1

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of July 27, 2012.

The Company is exempt from reserve requirements and possession and control requirements under Rule 15c3-3(k)(2)(ii).



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Georgetown Securities, Inc.

In planning and performing our audit of the financial statements of ***First Georgetown Securities, Inc.*** (Company), as of and for the 52 week period ended July 27, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240.403.3700 | F 240.403.3701 | dhgllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at July 27, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Rockville, Maryland
September 24, 2012